SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                            Certificate is filed by:
                  Pennsylvania Electric Company (the "Company")

                              C/O GPU Service, Inc.

                               310 Madison Avenue

                        Morristown, New Jersey 07962-1957

        Filed by a registered holding company or subsidiary thereof pursuant to Rule 20-(d) or 47 adopted under the Public Utility Holding Company Act of 1935.

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

        1.     Type of security or  securities:  Medium Term Notes  Series E due
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               August 1, 2005  ("Tranche 5 Notes"),  Medium Term Notes  Series E
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               due  August 2, 2010  ("Tranche  6  Notes")  (Tranche  5 Notes and
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               Tranche 6 Notes, collectively, the "Notes").
               --------------------------------------------

        2.     Issue, renewal or guaranty:  Issue.
                                            -----

        3.     Principal amount of each security:  $33,000,000 for the Tranche 5
                                                   ----------------------------
               Notes, $35,000,000 for the Tranche 6 Notes.
               ------------------------------------------

        4.     Rate of interest per annum of each  security:  The interest  rate
                                                              -----------------
               for the Tranche 5 Notes is 7.50%,  accruing  commencing August 4,
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               2000.  The  interest  rate  for the  Tranche  6 Notes  is  7.77%,
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               accruing commencing August 4, 2000.
               -----------------------------------

        5.     Date of issue,  renewal or guaranty of each  security:
               August 4,  2000 for all of the Notes.
               -------------------------------------

        6.     If renewal of security, give date of original issue:
               Not applicable.
               --------------

        7.     Date of maturity  of each  security:  August 1, 2005 for the
                                                     -----------------------
               Tranche 5 Notes;   August 2, 2010 for the Tranche 6 Notes.
               ----------------------------------------------------------

        8. Name of the person to whom each security was issued, renewed or guaranteed: (i) $25,000,000 in principal amount of the Tranche 5
                            --------------------------------------------------
               Notes were sold to Banc of
               --------------------------




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               America  Securities LLC and $8,000,000 in principal amount of the
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               Tranche 5 Notes  were sold  through  Salomon  Smith  Barney  Inc.
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               acting  as agent  pursuant  to the  terms of the  Selling  Agency
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               Agreement, as amended, dated July 30, 1999, among the Company and
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               Salomon Smith Barney Inc. and Banc of America Securities LLC (the
                ----------------------------------------------------------------
              "Selling Agency  Agreement"),  and (ii)  $35,000,000 in principal
               -----------------------------------------------------------------
               amount of the  Tranche 6 Notes are  being  sold  through  Salomon
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               Smith Barney acting as agent pursuant to the terms of the Selling
                ----------------------------------------------------------------
               Agency Agreement.
               -----------------

        9.     Collateral given with each security, if any:  None.
                                                             ----

       10.     Consideration  received for each  security:  $32,835,000  for the
                                                           ---------------------
               Tranche 5 Notes; $34,781,250 for the Tranche 6 Notes.
               -----------------------------------------------------

       11.     Application   of  proceeds  of  each   security:   Repayment   of
                                                                  --------------
               outstanding short term indebtedness.
               ------------------------------------

        12. Indicate by an "X" after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

        a.     the provisions contained in the first sentence of
               Section 6(b): _


        b.     the provisions  contained in the fourth sentence of
               Section 6(b): _


        c.     the provisions contained in any rule of the Commission
               other than   Rule 48: X -

      13.      If the security or securities  were exempt from the provisions of
               Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.
                            --------------

        14.    If the security or securities  are exempt from the  provisions of
               Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.
                            --------------

        15.    If the security or securities  are exempt from the  provisions of
               Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed:
               Rule 52.

                                [Signature on following page.]

Date:  August 14, 2000              PENNSYLVANIA ELECTRIC COMPANY




                                By:      /s/  T.G. Howson
                                      ------------------------------
                                      Name:      T.G. Howson
                                      Title:     Vice President and Treasurer





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